UBS Global Asset Management 1285 Avenue of the Americas 12th floor New York, NY 10019-6114 Tammie Lee Associate General Counsel Tel: 212/882-5572 Fax: 212/882-5472

August 28, 2014

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Mr. Ken Ellington

Re:	The UBS Funds (File Nos. 033-47287; 811-06637) and UBS Relationship Funds (File No. 811-09036) (each, a “Trust” and together, the “Trusts”)

Dear Mr. Ellington:

On behalf of the above-referenced Trusts, the following are the responses to the Staff’s comments conveyed telephonically on August 1, 2014 with regard to the various filings made by the Trusts with the U.S. Securities and Exchange Commission (“SEC”) on Forms N-CSR and N-SAR.  Each comment is summarized below, followed by the Trusts’ response to the comment.

1.             Comment.  Please review each Trust’s list of series/class identifiers to confirm whether all of the series/classes marked as active are still active.

Response.  The Trusts’ series/class identifiers will be reviewed and, in some cases, adjusted to ensure that only the currently active series/classes of the Trusts are marked as active.  Please note, however, that each Trust has active registrations for certain series that currently do not have assets and, therefore, do not prepare or file annual or semi-annual reports to shareholders.

2.             Comment.  With respect to The UBS Funds’ filing on Form N-CSR (filed on September 6, 2013), the industry diversification tables for the UBS Fixed Income Opportunities Fund and UBS U.S. Equity Opportunity Fund indicate that greater than 25% of each Fund is invested a particular sector.  Please confirm that appropriate disclosure is included in each Fund’s prospectus regarding investments in such sector.

Response.  To the extent that a Fund’s focus in a particular sector results in a potential principal risk to the Fund due to its focus in that sector, appropriate disclosure will be included in the Fund’s prospectus.

In connection with the Trusts’ responses to the SEC Staff’s comments, as requested by the Staff, each Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Tammie Lee
Tammie Lee
Vice President and Assistant
Secretary of The UBS Funds and
UBS Relationship Funds